UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Whiting Petroleum Corporation
_____
(Name of Issuer)

Common Stock, $0.001 par value
_____
(Title of Class of Securities)

966387 10 2
_____
(CUSIP Number)

F. J. Buri, Esq.
Corporate Secretary
Alliant Energy Corporation
Alliant Energy Resources, Inc.
4902 North Biltmore Lane
Madison, Wisconsin 53718
(608) 458-3311
_____
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 22, 2004
_____
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. **966387 10 2**

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) **Alliant Energy Corporation**		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐	
3	SEC USE ONLY		
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) **OO (See Item 3)**		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐	
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Wisconsin**		

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **0**
	8	SHARED VOTING POWER **0**
	9	SOLE DISPOSITIVE POWER **0**
	10	SHARED DISPOSITIVE POWER **0**

11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON **0**	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **0%**	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) **CO**	

2

SCHEDULE 13D

CUSIP No. **966387 10 2**

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) **Alliant Energy Resources, Inc.**	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) **OO (See Item 3)**	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Wisconsin**	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER **0**
	8	SHARED VOTING POWER **0**
	9	SOLE DISPOSITIVE POWER **0**
	10	SHARED DISPOSITIVE POWER **0**

11	AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON **0**	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **0%**	
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) **CO**	

ITEM 1. Security and Issuer.

This Amendment No. 1 to statement on Schedule 13D (as amended, this "Schedule 13D") relates to the common stock, $0.001 par value per share ("Common Stock"), of Whiting Petroleum Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1700 Broadway, Suite 2300, Denver, Colorado 80290.

ITEM 2. Identity and Background.

(a)-(c) and (f) This Schedule 13D is filed on behalf of the following entities:

(1) Alliant Energy Corporation, a Wisconsin corporation ("Alliant Energy"), whose principal executive offices are located at 4902 North Biltmore Lane, Madison, Wisconsin 53707. Alliant Energy is an energy services provider engaged primarily in regulated utility operations in the Midwest, with other non-regulated domestic and international operations.

(2) Alliant Energy Resources, Inc., a Wisconsin corporation ("Resources"), whose principal executive offices are located at 4902 North Biltmore Lane, Madison, Wisconsin 53707. Resources is a wholly owned subsidiary of Alliant Energy that manages a portfolio of companies involved in international utility operations and non-regulated domestic and international businesses.

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Alliant Energy and Resources is set forth below. Each of the directors and officers of Alliant Energy and Resources is a citizen of the United States of America. The business address of each of the directors and executive officers of Alliant Energy and Resources is 4902 North Biltmore Lane, Madison, WI 53707, except as otherwise indicated. The directors of Alliant Energy are also the directors of Resources.

Name/Address	Title
Executive Officers –Alliant Energy	
Erroll B. Davis, Jr.	Chairman and Chief Executive Officer
William D. Harvey	President and Chief Operating Officer
Eliot G. Protsch	Senior Executive Vice President and Chief Financial Officer
James E. Hoffman	Executive Vice President – Business Development
Barbara J. Swan	Executive Vice President and General Counsel
Thomas L. Aller	Senior Vice President – Energy Delivery
Thomas L. Hanson	Vice President and Treasurer
John E. Kratchmer	Vice President – Controller and Chief Accounting Officer

Name/Address	Title
Executive Officers –Resources	
Erroll B. Davis, Jr.	Chairman and Chief Executive Officer
William D. Harvey	Chief Operating Officer
James E. Hoffman	President
Eliot G. Protsch	Chief Financial Officer
Thomas L. Hanson	Vice President and Treasurer
John E. Kratchmer	Vice President – Controller and Chief Accounting Officer
Michael P. Maley	Vice President – Non-Regulated Generation
John K. Peterson	Vice President - International
Directors – Alliant Energy and Resources	
Erroll B. Davis, Jr.	Chairman and Chief Executive Officer of Alliant Energy
Michael L. Bennett 600 4th Street Sioux City, IA 51101	President and Chief Executive Officer of Terra Industries Inc., a producer of nitrogen products and methanol
Katharine C. Lyall 4018 Council Crest Madison, WI 53706	Ms Lyall is President-emeritus of the University of Wisconsin System and professor of economics at the University of Wisconsin-Madison.
Singleton B. McAllister 1301 K Street, N.W. Suite 600, East Tower Washington, DC 20005	Partner with Sonnenschein, Nath & Rosenthal, LLP, a law firm
Ann K. Newhall 3905 Dakota Street SW Alexandria, MN 56308	Executive Vice President, Chief Operating Officer, Secretary of Rural Cellular Corp., a wireless telecommunications provider
David A. Perdue 100 Mission Ridge Goodlettsville, TN 37072	Chief Executive Officer of Dollar General Corporation, a retail sales organization
Judith D. Pyle 7780 Elmwood Avenue, Ste 200 Middleton, WI 53562	President of Judith Dion Pyle & Associates, LLC, a financial services company.
Robert W. Schlutz 260 Colonel's Drive Columbus Junction, IA 52738	President of Schlutz Enterprises, a diversified farming and retailing business
Anthony R. Weiler 125 Oyster Point White Stone, VA 22578	Chairman and President of A.R. Weiler Co. LLC, a consulting firm for home furnishings organizations

(d)-(e) During the past five years, neither Alliant Energy nor Resources and, to the best of their knowledge, none of their respective executive officers and directors named above, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   **Source and Amount of Funds or Other Consideration.**

Not applicable.

ITEM 4.   **Purpose of Transaction.**

On November 22, 2004, Resources sold all of the 1,080,000 shares of Common Stock owned by Resources in an underwritten public offering (the "Offering").

Except as indicated in this Schedule 13D, Alliant Energy and Resources currently have no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   **Interests in Securities of the Issuer.**

(a)-(b) As of the completion of the Offering, neither Alliant Energy nor Resources beneficially owns any shares of the Issuer's Common Stock.

(c)   Except as described in Item 4, neither Alliant Energy nor Resources and, to the best of their knowledge, none of their respective executive officers and directors has engaged in any transaction in shares of the Issuer's Common Stock during the sixty day period immediately preceding the date hereof.

(d)   Not applicable.

(e)   Alliant Energy and Resources ceased to be beneficial owners of more than five percent of the Issuer's Common Stock on November 22, 2004.

ITEM 6.   **Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.**

None.

ITEM 7.   **Material to be Filed as Exhibits.**

None.

001.1731731.1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

ALLIANT ENERGY CORPORATION

By: _____
F. J. Buri
Corporate Secretary

ALLIANT ENERGY RESOURCES, INC.

By: _____
F. J. Buri
Corporate Secretary

Dated: November 22, 2004.